Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

hrSource: All U.S. and Puerto Rico Colleague Message

Reminder: Key Deadlines Approaching for Exchange Offer

On May 22, 2013, holders of Pfizer common stock, including Pfizer common stock held through one of the eligible Pfizer savings plans (Pfizer Savings Plan, Pfizer Savings Plan for Employees Resident in Puerto Rico, Searle Puerto Rico Savings Plan 1165(e) and Wyeth Union Savings Plan), were notified of the opportunity to participate in an exchange offer (link to May 22 hrSource article) in which they can elect to exchange their shares of Pfizer common stock for shares of Zoetis common stock owned by Pfizer (the “exchange offer”) for a period of time.

If you wish to participate in the exchange offer, please note the following deadlines:

Key Deadlines for U.S. and Puerto Rico Savings Plan Participants Deadline for Submission or Change of Election June 13, 2013 at 5:00 p.m., New York City time	Key Deadlines for Common Shareholders Deadline for Submission or Change of Election June 19, 2013, timing varies by institution that holds the Pfizer common stock
Deadline for Election Withdrawals June 19, 2013 at 7:00 p.m., New York City time	Deadline for Election Withdrawals June 19, 2013, timing varies by institution that holds the Pfizer common stock

If you are an eligible Pfizer Savings Plan participant and would like to speak with a representative about the exchange offer and how it will work with one or more of the Savings Plans, you can call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and follow the prompts for the Pfizer Savings Plan. hrSource Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight, New York City time.

For colleagues who hold Pfizer common stock outside of the eligible Pfizer savings plans, if you have questions about the exchange offer, contact Georgeson Inc. (the information agent for the exchange offer) directly at 1-866-628-6024 (toll-free in the United States) or +1-781-575-3340 (internationally). Representatives are available Monday through Friday from 9:00 a.m. through 11:00 p.m., New York City time.

If you do not wish to participate in the exchange offer, there is NO action required on your part.

In the event that the exchange offer is extended beyond June 19, 2013, certain deadlines may be extended if it is administratively feasible to do so. For more information, call the hrSource Center at 1-866-4 SOURCE (1-866-476-8723) and follow the prompts for the Savings Plan. Retirement and Savings Representatives are available Monday through Friday from 8:30 a.m. through midnight,

New York City time.

A colleague FAQ can be found here (link to FAQ) and at www.zoetisexchange.com.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes a prospectus, dated May 22, 2013, as amended (the “Prospectus”). The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, by calling the SEC at 1-800-SEC-0330 and online at http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus and other information about the exchange offer on http://www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (internationally).